Franco-Nevada Corporation 199 Bay Street Suite 2000, P.O. Box 285 Commerce Court West Toronto, Ontario M5L 1G9 Tel: 416-306-6300 Fax: 416-306-6330 www.franco-nevada.com

September 11, 2017

Mr. Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC, U.S.A.

Dear Mr. Decker,

We write in response to the comments raised by the Staff of the U.S. Securities and Exchange Commission in the comment letter to Sandip Rana dated August 25, 2017.  For ease of reference, we have reproduced the question from your letter and provided our response directly below the question.

Form 40-F for Fiscal Year Ended December 31, 2016

Exhibit 99.3 – Audited Consolidated Financial Statements

Note 2 – Significant Accounting Policies

(f) Royalty, Stream and Working Interests, page 11

(g) Working Interests in Oil and Gas Properties, page 12

1.	We have read your responses to comments 1 through 5. Please provide us a sample of your proposed revised disclosure in regards to the above-referenced footnotes.

In future filings, we propose the amendments to the accounting policy note in the financial statements as shown in Exhibit I.

Note 8 – Royalty, Stream and Working Interests, Net

(a) Royalty, Stream and Working Interests

2.

Please revise your disclosure to clearly label or otherwise identify the carrying amounts capitalized pursuant to IFRS 6 within each category of royalties, streams and working interests. Refer to paragraphs 23 through 25 of IFRS 6.

In future filings, we propose the amendments to the accounting policy note in the financial statements as shown in Exhibit I, in order to identify that the carrying amounts of exploration assets are capitalized pursuant to IFRS 6, while all other amounts are accounted for in accordance with IAS 16.

We trust the foregoing responses are satisfactory and thank you in advance for your attention to this matter.

Sincerely,

Franco-Nevada Corporation

/s/ Sandip Rana
Sandip Rana, Chief Financial Officer

Exhibit I

Proposed amended disclosure

Note 2 – Significant accounting policies

(f)      Royalty, stream and working interests

Royalty, stream and working interests consist of acquired royalty interests, stream metal purchase agreements, and working interests in producing, advanced/development and exploration stage properties. Royalty, stream and working interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses. The cost of royalty, stream and working interests is determined by reference to the cost model under IAS 16 Property, Plant and Equipment. The major categories of the Company’s interests are producing, advanced and exploration. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects which are not yet producing, but where in management’s view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable~~that in management’s view have a reasonable possibility of generating steady-state revenue for the Company in the next five years or include properties under development, permitting, feasibility or advanced exploration~~. Exploration assets represent interests on projects where technical feasibility and commercial viability of extracting a mineral resource are not demonstrable ~~early stage exploration properties that are speculative and are expected to require more than five years to generate revenue, if ever, or are currently not active~~. Royalty, stream and working interests for producing and advanced assets are recorded at cost and capitalized in accordance with IAS 16, while exploration assets are recorded and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources.

Management uses the following criteria in its assessment of technical feasibility and commercial viability:

(i)

Geology: there is a known mineral deposit which contains mineral reserves or resources; or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral reserves or resources.

(ii)

Accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable.

Producing mineral royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company’s best estimate of the ounces to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and /or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

Producing oil & gas interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the oil & gas properties. For the oil & gas interests, management engages an independent petroleum consultant to prepare annual reserve reports.

On acquisition of a producing royalty, stream or working interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the royalty, stream or working interest properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest. If the cost of a royalty, stream or working interest includes contingent consideration, the contingent consideration is measured at fair value on the date of acquisition and included in the cost of the interest. Any changes in the fair value of the contingent consideration subsequent to the acquisition date are recorded against the cost of the interest acquired.

Acquisition costs of advanced and exploration stage royalty, stream and working interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advanced minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record depletion expense as described above, up to a maximum of the total of the advanced minimum payment received.